Exhibit 99.1

Borr Drilling Limited – Completion and Pricing of Equity Offering

Hamilton, Bermuda, 28 December 2021

Borr Drilling Limited's ("Borr Drilling" or the "Company") (NYSE and OSE: “BORR”) announces that the board of directors of the Company (the “Board”) has approved the subscription and allocation of a total of 13,333,333 new depository receipts (the "Offer Shares"), representing the beneficial interests in the same number of the Company’s underlying common shares, each at a subscription price of USD 2.25 per Offer Share (equivalent to NOK 19.97 per Offer Share), raising gross proceeds of USD 30,000,000 million.

Completion of the Equity Offering is subject to the following conditions: (i) board approvals by the Singaporean yards for amendments to and refinancing of the Company's financing arrangements with the yards as described in the Offering Materials; (ii) obtaining such approvals and waivers as we deem necessary and appropriate from the Company's other creditors, including Hayfin and DNB Bank ASA and the other lenders in the Senior Secured Facilities to enter into the amendment agreements with the yards; (iii) the Board approving the transaction; (iv) the Board resolving to consummate the Equity Offering and allocate the Offer Shares.

Following issuance of the Offer Shares, the Company's outstanding and issued share capital will increase by USD 1,333,333.30 to USD 15,055,150.80, divided into 150,551,508 shares, each with a nominal value of USD 0.10 per share.

The date for settlement of the Offer Shares is expected to be on or about 14 January 2022, subject to satisfaction of the conditions referred to above. The Offer Shares will be listed on the Oslo Stock Exchange (“OSE”) upon delivery. No Offer Shares will be offered or sold in transactions on the NYSE.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Important note
This announcement is not being made in or into Canada, Australia, Japan, Hong Kong or in any other jurisdiction where it would be prohibited by applicable law. This distribution does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States. The shares referred to herein have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration under that Act.
Forward looking statements
This announcement includes forward looking statements, including statements with respect to the contemplated equity raise, the conditions to the equity raise, use of proceeds and other non-historical statements.  These forward-looking statements are subject to risks and uncertainties, including risks relating to the contemplated equity raise and whether the conditions to the equity raise will be met and other risks included in our filings with the Securities and Exchange Commission including those set forth under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2020 and in prospectuses filed with the Norwegian Financial Supervisory Authority (FSA).